[redacted]

BB 3/10

08028787

RECD S.E.C.

FEB 29 2008

803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Everett Street, P.O. Box 2528
(No. and Street)

East Peoria (City) Illinois (State) 61611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan White (309) 699-6608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street (Address) East Peoria (City) Illinois (State) 61611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20

OATH OR AFFIRMATION

I, Nathan White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwestern Securities Trading Company, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Kendra Gray
Notary Public, State of Illinois
My Commission Exp. 12/01/2009

Kendra Gray
Notary Public

[Signature]
Signature

Vice-President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWESTERN SECURITIES TRADING COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

We have audited the accompanying statement of financial condition of **Midwestern Securities Trading Company, LLC** (the Company) as of December 31, 2007, and the related statements of income and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwestern Securities Trading Company, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 25, 2008

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	126,531
Receivables from clearing organizations		42,524
Prepaid expenses		8,130
Property and equipment		15,609
	$	192,794

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commissions payable	$	63,370
Loan payable		4,253
		67,623
Members' equity		125,171
	$	192,794

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

REVENUES	
Securities commissions	$ 16,202
Mutual funds / VA commissions	214,161
MAPS commissions and fees	53,430
Mutual funds/VA trails	392,212
Listed stocks	63,619
Money market trails	23,730
Insurance	20,839
Interest	4,501
Miscellaneous income	60,303
	848,997
EXPENSES	
Commissions	626,243
Clearing charges	49,019
Advertising and promotion	7,461
Consulting and professional services	38,154
Continuing education	5,761
Depreciation and amortization	1,641
Dues and subscriptions	11,800
Insurance	14,296
Licenses and permits	11,941
Office supplies and postage	2,504
Rent	12,000
Repairs and maintenance	48
Seminars and catering	2,044
Travel and entertainment	10,054
Utilities	7,037
Interest expense	227
Miscellaneous expenses	10,840
	811,070
NET INCOME	37,927
BEGINNING MEMBERS' EQUITY	112,244
DISTRIBUTIONS	(25,000)
ENDING MEMBERS' EQUITY	$ 125,171

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 37,927
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	1,641
Decrease (increase) in operating assets	
Accounts receivable	(5,541)
Prepaid expenses	8,108
Increase in operating liabilities	
Accounts payable	26,967
Net cash provided by operating activities	69,102
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of long-term debt	(8,507)
Member distributions	(25,000)
Net cash used in financing activities	(33,507)
INCREASE IN CASH AND CASH EQUIVALENTS	35,595
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	90,936
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 126,531

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was previously an independent contractor of other broker dealers. On January 1, 2000 the Company became an LLC and a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Money market funds at December 31, 2007 of $85,019 are not covered by depository insurance.

Accounts Receivable

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2007, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment, consisting of equipment and leasehold improvements, are carried at cost, less accumulated depreciation of $5,985 at December 31, 2007. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to fifteen years. Depreciation expense for the year ended December 31, 2007 was $1,641.

Income Taxes

The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents the Company has a deposit in a money market account with a clearing organization of $25,000 at December 31, 2007.

NOTE 3. LOAN PAYABLE

The Company bought out a member's ownership in 2005. A note was issued in return for the ownership interest. The note is payable in five equal semi-annual payments of $4,253 beginning April 15, 2006 and then on December 16, 2006 and thereafter until paid in full. The interest on the unpaid balance is 4% and there shall be no interest if the balance is paid within eighteen months. It is the Company's intent to pay the balance within eighteen months.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is related to John Graham and Associates by common ownership. The Company rents office space from a related party. The lease is on a month-to-month basis of $1,000 per month and $200 per month to cover the utility costs. Total lease expense for the year ended December 31, 2007 was $12,000.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had adjusted net capital of $100,232, which was $50,232 in excess of its required net capital of $50,000. The adjusted net capital of $100,232 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

NET CAPITAL	$ 125,171
NON-ALLOWABLE ASSETS	
Maps receivable	14,757
Prepaid expenses	8,130
Property and equipment	15.609
	38,496
OTHER CREDITS	
Maps payable	14,757
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	101,432
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	1,200
ADJUSTED NET CAPITAL	$ 100,232
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 50,232

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In planning and performing our audit of the financial statements of Midwestern Securities Trading Company, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 25, 2008

HEINOLD-BANWART, LTD.
Certified Public Accountants

RECEIVED
2008 FEB 29 PM 1:15
SEC / MR

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

To the Board of Directors
Midwestern Securities Trading Company, L.L.C.
East Peoria, Illinois

We have audited the financial statements of Midwestern Securities Trading Company, LLC for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 23, 2008, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our meeting about planning matters on January 23, 2008.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Midwestern Securities Trading Company, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2007. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was the calculation of net capital.

Management's estimate of the calculation of net capital is based on regulatory requirements. We evaluated the key factors and assumptions used to develop the calculation of net capital in determining that it is reasonable in relation to the financial statements taken as a whole.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was the compliance with the net capital requirements

The disclosure of net capital requirements in Note 4 to the financial statements is based upon regulatory requirements and agrees to the December 31st Focus report.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 25, 2008.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of Midwestern Securities Trading Company, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 25, 2008

ASB-CX-12.2: Audit Difference Evaluation Form

Entity: Midwestern Securities Trading Company, LLC

Balance Sheet Date: December 31, 2007

A Listing of Audit Differences Over: $1,800

Instructions: This form should be used to accumulate known audit differences detected by nonsampling substantive procedures (including differences in accounting estimates) and projected audit differences from substantive procedures that used sampling. The auditor should review the guidance beginning at paragraph 1812.29 before concluding whether to reflect the effect of prior-year unadjusted audit differences in evaluating audit differences in the current period. This form should not include normal closing entries. At the end of the audit, the auditor should evaluate all uncorrected audit differences, individually and in the aggregate, in relation to individual amounts, subtotals, or totals in the financial statements and conclude on whether they materially misstate the financial statements taken as a whole. See Section 1812. The notes following the table provide a listing of qualitative considerations in evaluating materiality.

Description (Nature) of Audit Difference	Known (K) or Likely (L)	Cause	Workpaper Ref.	Financial Statements Effect—Amount of Over (Under) Statement of: Total Assets	Total Liabilities	Working Capital	Equity	Income Before Taxes	Income Taxes (FIT% 0.00%)	Net Income
Commission Receivable	K	Cutoff	3E	-$23,588	-$20,050		-$3,538	-$3,538	$0	-$3,538
									$0	$0
Accounts Payable	K	Cutoff	10B		-$5,397		$5,397	$5,397	$0	$5,397
									$0	$0
									$0	$0
									$0	$0
									$0	$0
									$0	$0
									$0	$0
									$0	$0
									$0	$0
Total				-$23,588	-$25,447	$0	$1,859	$1,859	$0	$1,859
Less Audit Adjustments Subsequently Booked									$0	$0
Net Unadjusted Audit Differences—This Year				-$23,588	-$25,447	$0	$1,859	$1,859	$0	$1,859
Effect of Unadjusted Audit Differences—Prior Years								$3,250	$0	$3,250
Total Audit Differences				-$23,588	-$25,447	$0	$1,859	$5,109	$0	$5,109
Financial Statement Caption Totals				$192,794	$67,623		$125,171	$37,927	$0	$37,927
Audit Differences as % of F/S Captions				-12.23%	-37.63%	0.00%	1.49%	13.47%	0.00%	13.47%

Conclusion: Based on the results of the evaluation performed above, as well the consideration of qualitative factors, uncorrected audit differences, individually and in the aggregate, cause the ○ do ◉ do not financial statements taken as a whole to be materially misstated.

END